808 Wilshire Boulevard, 2nd Floor, Santa Monica, California 90401
Telephone 310.255.7700 Facsimile 310.255.7702

May 30, 2013

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Douglas Emmett, Inc.
Form 10-K for the year ended December 31, 2012
Filed on February 27, 2013
File No. 001-33106

Dear Mr. Woody:

We are in receipt of your letter dated May 16, 2013 regarding a comment to the above referenced filing. For your convenience, the comment contained in your letter is reprinted below in italics followed by our response:

Comment 1

We note your disclosure that you hold a 65.09% equity interest in Douglas Emmett Fund X, LLC as of December 31, 2012. Given the significant ownership interest, please tell us why this Fund is not consolidated in your financial statements. Cite any relevant accounting literature in your response.

Response to Comment 1
In determining whether to consolidate Douglas Emmett Fund X, LLC (the "Fund") as of December 31, 2012, we first determined that the Fund was not a variable interest entity in accordance with ASC 810-10, based on the following:

a)
The Fund has sufficient equity at risk for it to finance its activities without additional subordinated financial support. At December 31, 2012, the Fund had fair value equity of $219 million, and in April 2013 refinanced all of its outstanding senior bank debt for five years without a guarantee.

b)
The Members of the Fund have the power, through their voting rights or similar rights, to direct the Funds activities that most significantly impact its economic performance, including property acquisitions and dispositions, obtaining financing and operating and managing its properties. The Fund's operating agreement provides its members with voting rights, pro-rata based on their ownership interests, substantially equivalent to common stock rights.

(c)
The Members of the Fund have the obligation to absorb any expected losses. Although losses are not expected, any that do occur will be shared by the Members in proportion to their ownership, with no guarantee of a return by the Fund or by other parties involved with the Fund.

(d) The Members of the Fund have the right to receive expected residual returns, as the return of the Members is not capped under the Fund's operating agreement.

(e)	The Funds activities neither involve, nor are they conducted on behalf of, a Member that has disproportionately few voting rights.

As the Fund is not a variable interest entity, consolidation must be evaluated in accordance with ASC 810-20. The presumption of control by the general partner or equivalent (in this case the manager of the Fund, as the governing provisions of the Fund's limited liability company structure is similar to a limited partnership) is overcome because the members of the Fund other than the manager have the substantive ability to remove the manager without cause (“kick-out rights”). In particular, the Fund's Operating Agreement states the manager can be removed, with or without cause, at any time by a vote of members holding 50% or more of the member percentages, excluding from both the numerator and denominator the manager and any affiliates of the manager.

In connection with this response, Douglas Emmett, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7714.

Sincerely,

/s/ Theodore E. Guth
Theodore E. Guth
Chief Financial Officer
Douglas Emmett, Inc.